SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – CVM Registration 1431-1
B3 (CPLE3, CPLE5, CPLE6)
NYSE (ELP, ELPC)
LATIBEX (XCOP, XCOPO)

Closing of the Asset Swap with Eletrobras

COPEL (“Company”) hereby informs its shareholders and the market in general that, in continuity with what was published in Material Fact No. 12/24, on the date hereof it has concluded assets swap between its wholly-owned subsidiary Copel Geração e Transmissão S.A. (“Copel GeT”) and Centrais Elétricas Brasileiras S.A. - Eletrobras and its wholly-owned subsidiary Eletrobras CGT Eletrosul (in any case, “Eletrobras”) (“Transaction”), after fulfilling all the conditions precedent set forth in the Transaction.

As a result, Copel GeT now consolidates in its portfolio all of its stakes in the Mauá Hydroelectric Power Plant and the Mata de Santa Genebra S.A. transmission company and, at the same time, completes the full transfer of its stake in the Colíder Hydroelectric Power Plant to Eletrobras, in accordance with the terms previously agreed. The transaction involved a cash payment of R$ 196.6 million to Eletrobras, already taking into account all the adjustments provided for in the agreement, including cash generation from the assets and the receipt of dividends. With this, the total amount of the disbursement reaches the R$ 365.0 million initially stipulated in the terms of the transaction.

This move is part of COPEL's strategy to continually optimize its portfolio and generate value for its shareholders..

Curitiba, May 30, 2025.

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 30, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.